CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders (the “Meeting”) of Crystallex International Corporation (the “Corporation”) will be held at 9:00 a.m. (Toronto time) on Wednesday, June 22, 2011 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2010 together with the auditors’ report thereon;

2.	to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration;

3.	to elect directors of the Corporation;

4.

to consider and, if deemed advisable, to approve, by means of an ordinary resolution, an amendment to the new incentive share option plan to increase the maximum number of common shares issued and issuable thereunder by 3,000,0000 common shares;

5.

to consider and, if deemed advisable, to authorize, by means of a special resolution, an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation, on the basis of a consolidation ratio of not more than one (1) post-consolidation share for every ten (10) pre- consolidation shares

6.

to consider and, if deemed advisable, to approve the sale of mining equipment of the Corporation as more particularly set forth in the management information circular (the “Circular”) accompanying this Notice; and

7.	to vote with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the meeting or any adjournment thereof.

The board of directors of the Corporation has fixed the close of business on May 4, 2011 as the record date for determining the shareholders of the Corporation entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2010 together with the auditors’ report thereon accompanies this Notice.

Shareholders are entitled to appoint a proxy to attend and act on their behalf at the Meeting. Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying Circular.

DATED: May 11, 2011.

BY THE ORDER OF THE BOARD OF DIRECTORS

“Robert A. Fung”

Robert A. Fung
Executive Chairman and Chief Executive Officer